EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

May 22, 2024

AVINO SILVER & GOLD MINES LTD. REMINDS SHAREHOLDERS TO VOTE

 IN ADVANCE OF DEADLINE FOR 2024 AGM

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) would like to remind shareholders of Avino (the “Shareholders”) of the Company’s upcoming Annual General Meeting of Shareholders (the “Meeting”), to be held on Thursday, May 30, 2024, at 10:00 AM PT. Shareholders are advised to vote their shares well in advance of the proxy voting deadline on Tuesday, May 28, 2024, at 10:00 AM PT.

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU HOLD

PLEASE VOTE YOUR SHARES TODAY

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ALL PROPOSED RESOLUTIONS

Shareholders are encouraged to read the materials relating to the Meeting, available on the Company’s website at this link: Avino 2024 AGM or on SEDAR+. In the interest of time, shareholders may vote online or by telephone in accordance with the voting instructions found on their Form of Proxy or their Voting Instruction Form.

Shareholder Questions or Voting Assistance

Shareholders who have questions or need assistance with voting are encouraged to contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group, as follows:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends long term sustainable and profitable mining operations rewarding to shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (Formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.